Exhibit (d)(3)
EXECUTION VERSION
March 31, 2011
Sterling Holdco Inc.
c/o Providence Equity Partners L.L.C.
9 West 57th Street
Suite 4700
New York, NY 10019

Re:	Equity Rollover Commitment
Ladies and Gentlemen:
     This letter agreement (this “Agreement”) sets forth the commitment of The Ernst Volgenau Revocable Trust (the “Equity Provider”), subject to the terms and conditions contained herein, to transfer, contribute and deliver the number of shares of Common Stock described in Section 1 below to Sterling Holdco Inc., a Delaware corporation (“Holdco”), in exchange for the equity of Holdco described in Section 1 below and the promissory note of Holdco in the form attached hereto as Exhibit A (the “Note”). Providence Equity Partners VI L.P. and Providence Equity Partners VI-A, L.P., each a Delaware limited partnership (together, “Providence”), pursuant to the Equity Commitment Letter, dated as of March 31, 2011, by and among the Company and Providence, will contribute up to $525,152,395 to Holdco in exchange for equity of Holdco. It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of the date hereof, by and among SRA International, Inc. (the “Company”), Sterling Parent Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Parent”) and Sterling Merger Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of such Merger and a wholly owned subsidiary of Holdco. Each capitalized term used and not defined herein shall have the meaning ascribed thereto in the Merger Agreement.
     1. Commitment. The Equity Provider hereby commits (its “Commitment”), subject to the terms and conditions set forth herein, to transfer, contribute, assign, convey and deliver to Holdco, free and clear of any and all security interests, liens, changes, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the Rollover Contribution Shares (as defined below)) (“Encumbrances”), except as may exist by reason of this Agreement, immediately prior to the Effective Time the number of shares of Common Stock set forth beside its name on Schedule A hereto (the aggregate amount of such Common Stock, the “Rollover Contribution Shares”) (valuing the contribution of the Rollover Contribution Shares as equal to $150 million) in exchange for (a) that number of shares of Holdco equal to $120 million divided by the per-share price pursuant to which Providence is purchasing shares of Holdco immediately prior to the Effective Time (the “Holdco Equity Securities”) and (b) the Note; provided, however, that if by its terms the Note would be payable in full prior to the Effective Time, the Equity Provider may elect (the “Additional Equity Election”), by notice delivered to Holdco at least two days prior to the Effective Time, to receive, in lieu of the Note, additional equity of Holdco valued at the amount that would have been payable pursuant to the Note, which equity shall constitute part of the Holdco Equity Securities. The Equity Provider will be under no obligation under any circumstances to contribute, or cause to be contributed, to Holdco a number of shares in excess of the number of shares of Common Stock set forth beside his name on Schedule A hereto. The Equity Provider will furnish to Holdco a duly executed IRS Form W-9 no later than the Closing. The Equity Provider will receive a percentage equity of Holdco reflecting the ratio of (x) $120 million to (y) the cash contributed to Holdco by Providence immediately prior to the Effective Time plus $120 million or, if the Additional Equity Election is made, a percentage equity of Holdco reflecting the ratio of (A) $120 million plus the amount that would have been payable pursuant to the Note to (B) the cash contributed to Holdco by Providence immediately prior to the Effective Time (which, for the avoidance of doubt, will be reduced by the amount that would have been payable pursuant to the Note) plus the sum referred to in clause (A). In the event that one but not both of the Excluded Subsidiaries is sold prior to the Effective Time for proceeds of less than $30 million, then the parties shall work together in good faith to make adjustments to this Agreement, consistent with the principles set forth herein, to reflect such transaction.
     2. Conditions. The Commitment shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction or waiver of each of the conditions to Parent’s and Merger Sub’s obligations to effect the Closing set forth in Sections 6.1 and 6.2 of the Merger Agreement (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), as determined by Providence in its reasonable, good faith judgment, or as determined by a court enforcing Providence’s equity commitment in a proceeding in accordance with Section 8.7 of the Merger Agreement, (iii) the Debt Financing (including any Alternate Debt Financing) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and the Rollover Investment is made at Closing, (iv) the substantially simultaneous closing of the contributions contemplated by the Equity Commitment Letter and (v) the substantially simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement.
     3. Parties in Interest; Third Party Beneficiaries. Each party hereto hereby agrees that his or its respective agreements and obligations set forth herein are solely for the benefit of the other party hereto and its respective successors and permitted assigns, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Providence and the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Holdco to enforce, the obligations set forth herein, provided that each party acknowledges that the Company has relied on this letter agreement and, accordingly, that the Company is an express third party beneficiary hereof, entitled to enforce such provisions in accordance with their terms and to seek any remedy for breach thereof on the terms and conditions set forth herein; provided, further, that the Company shall be entitled to specifically enforce the obligations of the Equity Provider to directly cause the Equity Provider to fund, directly or indirectly, the Commitment and to take any and all actions as may be necessary or appropriate to cause the Commitment to be funded only as and the extent permitted, in each case, pursuant to Section 8.7(b) of the Merger Agreement and when all of the conditions set forth in Paragraph 2 have been satisfied, and the Company shall have no other rights or remedies hereunder.
     4. Enforceability. This Agreement may only be enforced by Holdco (i) at the direction of Providence or (ii) pursuant to the Company’s right to seek specific performance of the Equity Provider’s obligation to fund the Commitment in accordance with the terms hereof, pursuant to, and subject to, and solely in accordance with, the terms and conditions of, Section 8.7(b) of the Merger Agreement and those set forth herein.
     5. No Modification; Entire Agreement. This Agreement may not be amended or otherwise modified (including termination by mutual consent of the parties hereto) without the prior written consent of Holdco, the Equity Provider and Providence. Together with the Voting and Support Agreement, dated as of the date hereof (the “Voting and Support Agreement”), by and among Holdco, the Equity Provider and the other parties thereto, this Agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Equity Provider or any of its Affiliates, on the one hand, and Holdco or any of its Affiliates, on the other, with respect to the transactions contemplated hereby or thereby. No transfer of any rights or obligations hereunder (including with respect to the contribution, transfer and delivery of the Rollover Contribution Shares) shall be permitted without the consent of Holdco and the Equity Provider. Any transfer in violation of the preceding sentence shall be null and void.
     6. Post-Closing Agreements. The Equity Provider and Holdco agree that, if the transactions contemplated by the Merger Agreement are consummated, the Equity Provider and Holdco shall enter into a stockholders agreement in the form previously negotiated.
     7. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.
     (a) This Agreement and all actions (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law.
     (b) Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts and (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto.
     (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.
     8. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
     9. Confidentiality. This Agreement is being provided to Holdco solely in connection with the Merger. This Agreement may not be circulated or quoted by the Equity Provider except with the prior written consent of Holdco in each instance; provided, that no such written consent is required for any disclosure of the existence or content of this Agreement to (i) the extent required by applicable Law, the applicable rules of any national securities exchange or in connection with any SEC filing relating to the Merger (provided, that the Equity Provider will provide Holdco an opportunity to review such required disclosure in advance of such public disclosure being made) or

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(ii) the Equity Provider’s or Holdco’s Affiliates and Representatives who need to know of the existence of this Agreement.
     10. Termination. The obligations of the Equity Provider under or in connection with this Agreement will terminate automatically and immediately upon the earlier to occur of (a) the Effective Time (at which time all such obligations shall be discharged) and (b) the valid termination of the Merger Agreement in accordance with its terms.
     11. No Assignment. The Commitment evidenced by this Agreement shall not be assignable, in whole or in part, by Holdco without the Equity Provider’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Any purported assignment of this Agreement or the Commitment in contravention of this Section 11 shall be void.
     12. Representations and Warranties of the Equity Provider. The Equity Provider hereby represents and warrants to Holdco that (a) this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of the Equity Provider, enforceable against it in accordance with the terms of this Agreement, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law); (b) it is the record (or controlling Person of the record) and beneficial owner of, or is trustee or executor of a trust or estate that is the record holder of and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the shares of Common Stock set forth opposite its name on Schedule A hereto, free and clear of any Encumbrances; (c) it has the sole right to vote, or to dispose of, such shares of Common Stock, and none of such shares is subject to any agreement, arrangement or restriction with respect to the voting of such shares, except as contemplated by this Agreement, Section 6 of the Company’s Charter or the Voting Agreement; (d) except for this Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating the Equity Provider to sell, transfer, assign, grant a participation interest in or option with respect to, pledge, hypothecate or otherwise dispose or encumber, whether directly or indirectly (by merger, sale of stock of a holding company or otherwise) (each, a “Transfer”), or cause to be Transferred, any of the shares of Common Stock held by it and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such shares, (e) it had access to all of the information it required in order to evaluate his investment in Holdco; (f) it is an “accredited investor” within the meaning of Rule 501 under the United States Securities Act of 1933, as amended (the “1933 Act”), as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act; (g) it is acquiring the equity of Holdco described in Section 1 and the Note for its own account, for investment and not with a view to any resale or distribution thereof; (h) it understands that neither the

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shares of Holdco nor the Note have been registered under the 1933 Act or any United States state securities laws and may not be assigned, sold or otherwise transferred without registration under the 1933 Act or any relevant state securities laws or exemption therefrom, that Holdco has no obligation or intention to register such shares or Note under the 1933 Act or United States state securities laws, or to permit sales pursuant to Regulation A under the 1933 Act; and that it must therefore bear the economic risk of holding the shares in the Company and the Note for an indefinite period of time and (i) Ernst Volgenau is the sole agent, proxy, attorney-in-fact and representative for the benefit of, and on behalf of, the Equity Provider and its respective successors and assigns in connection with and to facilitate the rights and obligations of the Equity Provider contemplated hereby. The Equity Provider acknowledges that the Company has specifically relied on the accuracy of the representations and warranties contained in this Paragraph 13 and in the event of any breach hereof the Company shall have specific right to enforce and seek appropriate damages, relating to any breach of this Paragraph 13.
     13. Representations and Warranties of Holdco. Holdco hereby represents and warrants to the Equity Provider that (a) it has all corporate and other organizational power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary corporate action by it and (c) this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).
     14. Covenants of the Equity Provider. From the date hereof until the termination of this Agreement pursuant to Section 10, Ernst Volgenau shall at all times remain the sole trustee of the Equity Provider, and shall at all times retain sole and absolute power and authority to take or control any actions by or on behalf of the Equity Provider, and to exercise any rights, powers or authority of the Equity Provider.
     15. Note Covenant. Holdco shall use its commercially reasonable efforts to deliver or cause to be delivered such documents and instruments, and take or cause to be taken such other actions as may be reasonably necessary to provide a perfected security interest in the equity interests of each Excluded Subsidiary in order to secure the obligations of Holdco under the Note.

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Sincerely,

ERNST VOLGENAU
As Trustee of THE ERNST VOLGENAU
REVOCABLE TRUST
[Signature Page to Rollover Commitment Letter]

Agreed to and accepted:

Sterling Holdco Inc.

Name:
Name:
Title:
[Signature Page to Rollover Commitment Letter]

Schedule A
Subject Shares and Holdco Equity Securities

The Ernst Volgenau Revocable Trust	4,800,000 shares
of Class B Common Stock

Exhibit A
STERLING HOLDCO INC.
Promissory Note

Principal Amount: $30,000,000.00	New York, New York [•], 2011
     For value received, Sterling Holdco Inc., a Delaware corporation (“Borrower”), hereby promises to pay to Dr. Ernst Volgenau ( “Lender”), at such place as Lender may from time to time designate in writing, the principal amount of Thirty Million Dollars ($30,000,000.00) (the “Principal Amount”), in lawful money of the United States of America and in immediately available funds, and to pay interest on such amount, at such office, in like money and funds, on the terms set forth below.
     This promissory note (this “Note”) is made by Borrower in connection with the letter agreement, dated as of March 31, 2011, between Lender and Borrower (the “Rollover Commitment Letter”) relating to that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of March 31, 2011, by and among SRA International, Inc. (the “Company”), Sterling Parent Inc., a Delaware corporation and a wholly owned subsidiary of Borrower (“Parent”) and Sterling Merger Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving entity of such Merger and a wholly owned subsidiary of Borrower. Each capitalized term used and not defined herein shall have the meaning ascribed thereto in the Merger Agreement.
     Interest (“Interest”) on the Principal Amount from time to time outstanding hereunder shall accrue at a rate of 4.25% per annum, compounded annually, and shall be added to the Principal Amount of this Note. There shall be no periodic payments of Interest due under this Note and instead Interest shall accrue and be payable solely out Proceeds (as defined below).
     The Principal Amount of this Note, together with all Interest accrued thereon, shall be due and payable the later of (i) 10:00 pm, New York, NY time on the date hereof or (ii) the fifth business day following the Company’s receipt of the cash proceeds from the dispositions of all or substantially all of the businesses (whether by way of stock purchase, sale of asset, merger, consolidation or otherwise) of both of the Excluded Subsidiaries (such date, the “Maturity Date” and such cash proceeds received from such dispositions, in the aggregate (without taking account of any taxes payable by Borrower with respect thereto), the “Proceeds”); provided, that within one business day of the disposition of either Excluded Subsidiary and the receipt of any Proceeds with respect thereto, the Borrower shall prepay this Note in part or in full in an amount equal to such Proceeds received by the Borrower, up to a maximum aggregate amount of $30 million

Exhibit A
plus all accrued and unpaid Interest on such date. If the Maturity Date or any other due date for payment hereunder is not a business day, payment shall be made on the next business day.
     Upon any repayment of the Principal Amount of this Note and all Interest accrued thereon, Lender shall have the right, at any time within the ten business day period following such repayment and upon two business days’ prior written notice to Borrower, to purchase equity of the Borrower from Providence (as defined in the Rollover Commitment Letter) in an aggregate amount of up to $30 million at a price per share equal to the Per Share Merger Consideration.
     Borrower and all endorsers hereof hereby expressly waive presentment for payment, notice of dishonor, protest and notice of protest, and agree that the time for the payment or payments of any part of this Note may be extended without releasing or otherwise affecting Borrower’s liability on this Note.
     Borrower may prepay this Note, in whole or in part, at any time without premium or penalty.
     In the event Borrower receives a bona fide offer from a third party to purchase either Excluded Subsidiary in connection with the current sale processes, it will consummate the disposition of such Excluded Subsidiary (subject to the terms and conditions of any applicable definitive agreement) rather than liquidating such Excluded Subsidiary; provided, that Borrower shall collaborate in good faith with Lender prior to making any decision to liquidate any Excluded Subsidiary and, in the event any such Excluded Subsidiary is liquidated, shall negotiate in good faith with respect to the allocation of any tax benefits to Borrower or its Subsidiaries resulting from such liquidation between Borrower, on the one hand, and Lender, on the other hand.
     Borrower shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries to, (i) subject to the proviso set forth in the preceding paragraph, consummate the disposition of the Excluded Subsidiaries promptly following the date hereof and (ii) distribute any Proceeds received by the Company or Parent to Borrower.
     Notwithstanding anything else in this Note, Lender’s sole recourse under or upon any obligation of Borrower contained in this Note shall be limited to Borrower’s indirect interest in the Proceeds when and if received by the Company, and in no event shall Borrower be obligated to pay to Lender any amounts other than the Proceeds (up to a maximum amount of $30 million plus accrued and unpaid Interest).
     Borrower may not assign any of its rights and obligations arising under this Note. This Note shall be binding upon, and shall inure to the benefit of Borrower and Lender and their respective successors and permitted assignees.

Exhibit A
     This Note shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to conflicts of laws principles.

     IN WITNESS WHEREOF, Borrower have caused this Note to be duly executed as of the day and year first above written.

STERLING HOLDCO INC.

By:
Name:
Title: